                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                            Ostex International, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    68859Q101
                                 (CUSIP Number)


Mary M. McDonald                                     Merck & Co., Inc.
Senior Vice President and General Counsel            One Merck Drive, Whitehouse Station, NJ 08889-0100
      (Name, Address, and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 August 19, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP NO. 68859Q101                                        PAGE  2  OF  5  PAGES
                                                                ---    ---


 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Merck & Co., Inc.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]
                                                         (b) [  ]

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*

       Not Applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       New Jersey

 NUMBER OF             7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                   -0-
  OWNED BY
   EACH                8       SHARED VOTING POWER
 REPORTING
PERSON WITH                    -0-

                       9       SOLE DISPOSITIVE POWER

                               -0-

                      10       SHARED DISPOSITIVE POWER

                               -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES* [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       -0-

14     TYPE OF REPORTING PERSON*

       CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Statement relates to the Schedule 13D, dated February 10, 1995 (the "Schedule 13D"), filed by Merck & Co., Inc., a New Jersey corporation ("Merck"), as amended by Amendment No. 1 to the Schedule 13D, dated April 10, 1996, and Amendment No. 2 to the Schedule 13D dated June 6, 1996, with regard to the common stock, par value $.01 per share (the "Ostex Common Stock") of Ostex International, Inc. ("Ostex"), and constitutes the Final Amendment to the
Schedule 13D.

Item 5.    Interests in Securities of the Issuer.
           Item 5 is hereby amended to add the following information:

           (a)(e) On August 19, 1996, Merck sold all of the shares of Ostex Common Stock owned by Merck for $7.75 per share (net of commissions). As a result, as of the date hereof, Merck does not own any shares of Ostex Common Stock.

           (b) Not applicable.

           (c) All transactions in shares of Ostex Common Stock effected by Merck during the 60 days preceding the date hereof are set forth below. All of the shares of Ostex Common Stock were disposed of in the open market on the National Association of Securities Dealers Automatic Quotation System through normal brokerage transactions.

Trade Date                  No. of Shares                  Price Per Share*
- ----------                  -------------                  ----------------
  8/19/96                       736,844                          $7.75

- ---------------------------------
* Net after payment of commissions.


(d) Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    August 20, 1996


                                        MERCK & CO., INC.




                                        By:    /s/ Caroline Dorsa
                                               ---------------------
                                               Name:  Caroline Dorsa
                                               Title: Treasurer